

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
4.269% Fixed/Floating Senior Notes due 2025 of The Royal Bank of Scotland Group plc
under the Exchange Act of 1934.

Sincerely,

[signature]